Exhibit 99.3

S H L TELEMEDICINE LTD.

(the “Company”)

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

WRITTEN BALLOT

April  22, 2025

Written Ballot with respect to the Agenda of the Company’s Annual General Meeting of Shareholders

PART I

This written ballot (this "Ballot") is provided to the holders, at the Record Date, of Ordinary Shares (the "Ordinary Shares"), of S H L Telemedicine Ltd. (the "Company") in connection with the right of such holders to vote on the matters on the agenda of the Annual General Meeting of the Shareholders to be held on May 28, 2025 (the "Annual General Meeting" or "AGM"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders (the "Notice"), available on Company’s website at https://www.shl-telemedicine.com/general-meeting.

Terms used herein shall have the meaning ascribed to them in the Notice.

The Annual General Meeting will be held on May 28, 2025 at 1:00 p.m. (Israel Time), at the Company’s registered office, located at 90 Yigal Alon Street, Ashdar Building, Tel-Aviv, Israel.

Kindly note that the vote by Ballot is by filling in PART II of this Ballot.

The agenda of the Annual General Meeting that this Ballot may be used to vote, includes the following matters:

•
Item 2 - To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual meeting of shareholders, and to authorize the Board of Directors of the Company (the “Board”), upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

The approval of this resolution requires the consent of the holders of a simple majority of the voting power represented at the Annual General Meeting and voting thereon.

•
Item 3 – The re-election to the Board of the four current directors of the Company (excluding our two external directors, whose terms of office are not expiring at the Annual General Meeting and who are not up for reelection at the Annual General Meeting), who shall serve as directors of the Company until the next annual general meeting of the shareholders of the Company, as follows: (1) Prof. Amir Lerman, (2) Mr. Ido Nouberger, (3) Dr. Itamar Offer, and (4) Mr. Nir Rotenberg.

The director nominees have submitted to the Company the declarations required pursuant to Section 224b of the Israeli Companies Law, 5759-1999 (the “Companies Law”) with respect to fulfilling the legal requirements to serve as directors of the Company. Said declarations are available on the Company’s website. For the CV of the candidates, please refer to section 3.1 of the Company's Corporate Governance Report for the year 2023 (pp. 24-25), for the CV of Dr. Itamar Offer, please refer to Appendix A attached hereto.

The vote with respect to each of the candidates shall be conducted separately.

The approval of this resolution requires the consent of the holders of a simple majority of the voting power represented at the Annual General Meeting and voting thereon.

•	Item 4 - Following the approval of the Audit Committee and of the Board of Directors of the Company (the "Board") – the approval of the payment of fees for consulting services to be provided to the Company by Dr. Itamar Offer (not in connection with his office as the Chairman of the Board.

Further information with respect to item 4:

It is proposed that Dr. Itamar Offer be entitled with respect of his consulting services (as a consultant and not as Chairman of the Board), to a total monthly salary of NIS 15,000 (in addition to the directors’ remuneration (annual fee and participation fee)), effective as of May 28, 2025, the date of approval at the Annual General Meeting.

The approval of this resolution requires the consent of the holders of a simple majority of the voting power represented at the Annual General Meeting and voting thereon.

•	Item 5 - Following the approval of the Compensation Committee and of the Board – the approval of the payment of an annual cash bonus to Lior Haalman, the Company’s Chief Financial Officer.

Further information with respect to item 5:

It is proposed that the new CFO of the Company, Mr. Lior Haalman, will be entitled to an annual cash bonus equal to 80% of the actual bonus amount the Company's CEO would be entitled to is said year.

In the event that Mr. Haalman works part-time during a specific calendar year, the bonus calculation will be done proportionally to the period of their employment during that year, provided that Mr. Haalman works for at least 4 months during that year. Notwithstanding the above, and with respect to the year 2025 only, if Mr. Haalman is employed by the Company for the entire period from the start of their employment (i.e., March 1, 2025) until the end of 2025, he will be entitled to a full annual bonus for that year. It should be noted that the said transaction with Mr. Haalman is not in accordance with the compensation policy of the Company.

Pursuant to Sections 270(2), 272(C)(1) and 270(C)(2)(B) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the approval of said terms of office, being a transaction between the Company and an officer in the Company who is not a director, regarding the terms of his office and employment not in accordance of the compensation policy, requires the affirmative vote of a majority of shares present at the Annual General Meeting, in person or by proxy or ballot, and voting thereon, provided however, that either (i) the majority vote at the general meeting includes a majority of the shareholders voting power represented at the Annual General Meeting and who are not the controlling shareholders of the Company or shareholders having a personal interest in the said transaction and voting thereon (without abstaining votes); or (ii) the total number of objecting votes of those shareholders who are listed under (i) and who participate in the vote does not exceed two percent (2%) of all of the voting rights in the Company; and that prior to voting, shareholders (or their representatives) are required to disclose whether they are controlling shareholders or whether they have a personal interest in the adoption of the resolution.

All as more fully set forth in the Notice to the Shareholders.

The record date for the right to participate and vote in the Annual General Meeting was set as April 30, 2025 (the “Record Date”).

The Ballot is also available on the Company’s website at https://www.shl-telemedicine.com/general-meeting.

The Ballot must be delivered to the Registered Office of the Company (for the attention of Mr. Lior Haalman - CFO) not later than 4 hours prior to the Annual General Meeting. A shareholder whose shares are not registered with Computershare Schweiz AG will not be entitled to vote. Thus, the shareholder must enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Confirmations regarding share registration can be obtained at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland, share.register@computershare.ch ; +41 62 205 77 00.

A specimen of the Ballot is posted on the Company’s website. Kindly note that the vote by Ballot is by filling in part II of the Ballot.

A shareholder electing to distribute a shareholder statement (a “Shareholder Statement”), must deliver same to the Registered Office of the Company (for the attention of Mr. Lior Haalman - CFO) not later than ten (10) days prior to the Annual General Meeting. A shareholder submitting the Shareholder Statement, who acts in concert with others with respect to voting in shareholder meetings, whether in general or with respect to certain matter(s) on the agenda, shall indicate so in the Shareholder Statement, and shall describe the aforementioned arrangements and the identity of the shareholders so acting in concert. Copies of any Shareholder Statement shall be available at the Company’s Registered Office, on the Company’s website at https://www.shl-telemedicine.com/general-meeting, commencing no later than one (1) business day following receipt thereof. Should the Company elect to state its position with respect to such Shareholder Statement, copies of such position (the "Company Statement") shall be available at the Company’s Registered Office and on the Company’s website, no later than five (5) days prior to the Annual General Meeting.

Any Shareholder Statement must be written in a clear and simple language, and shall include no more than 500 words per subject matter. A Shareholder Statement shall detail the identity of such shareholder, as well as his percentage interest in the Company; a shareholder who is a corporate entity shall detail the identity of its controlling shareholder(s), as well as additional holdings (if any) of such controlling shareholder(s) in shares of the Company, to the best knowledge of the shareholder submitting the Shareholder Statement. A shareholder submitting the Shareholder Statement, who acts in concert with others with respect to voting in shareholder meetings, whether in general or with respect to certain matter(s) on the agendas, shall indicate so in the Shareholder Statement, and shall describe the aforementioned arrangements and the identity of the shareholders so acting in concert. Any shareholder (as well as any shareholder acting in concert with such shareholder) having a personal interest in any matter on the agendas, shall describe the nature of such personal interest.

Any shareholder may revoke his/hers/its Ballot by submitting a cancellation notice (the "Cancellation Notice"). The Cancellation Notice together with sufficient proof as to the identity of such canceling shareholder, to the absolute discretion of Mr. Lior Haalman, must be delivered to the Registered Office of the Company (for the attention of Mr. Lior Haalman - CFO) not later than 24 hours prior to the Annual General Meeting. Any such shareholder submitting a Cancellation Notice may only vote by attending the Annual General Meeting in person or by Proxy.

One or more shareholders holding shares representing at least one percent (1%) of the voting rights at the General Meeting may request the Board, in writing, not later than seven (7) days from the date of the invitation to the Annual General Meeting, to include an item on the agenda of the Annual General Meeting to be held. Such item shall be included on the Annual General Meeting’s agenda, provided that the Board found it to be suitable for discussion at the Annual General Meeting. Should there be any changes in the agenda of the Annual General Meeting due to such shareholder’s request, amended Ballot and Notice shall be available on the Company’s website at https://www.shl-telemedicine.com/general-meeting  not later than fourteen (14) days from the date of the invitation to the Annual General Meeting.

One or more shareholders holding, at the Record Date, shares representing five percent (5%) or more of the total voting power in the Company, as well as any holder of such percentage out of the total voting power not held by controlling shareholder(s), as such term is defined under Section 268 of the Companies Law, may, following the Annual General Meeting, in person or by proxy, inspect the Ballots and the record thereof at the Company’s Registered Office (Tel: +972-3-5633888), Sunday to Thursday, between 9:00 to 17:00 (Israel time). The competent court may, at the request of any shareholder who does not hold, at the Record Date, the aforementioned percentage, instruct the Company to allow the inspection of said documents and records, in whole or in part, on terms and conditions determined by the court.

In accordance with Article 21 of the Company's Articles of Association, two or more shareholders present in person or by proxy and holding shares conferring in the aggregate thirty three and one third percent (33⅓%) or more of the voting power of the Company, shall constitute a quorum at the Annual General Meeting. If within half an hour from the time appointed for the Annual General Meeting, a quorum is not present, the Annual General Meeting shall stand adjourned immediately thereafter (i.e. on the same day, at 1:30 p.m. (Israel time), at the same place) and in the adjourned meeting any two shareholders shall constitute a quorum.

SHL TELEMEDICINE LTD.

Appendix A - CV of Dr. Itamar Offer

Dr. Offer joined the Board of Directors of SHL as Chairman of the bord non-executive Director in 2024. Dr. Itamar Offer is a Healthcare management professional (Medical doctor) with 25 years of experience in senior positions in hospitals and community healthcare. Of those 8 years in the Israeli Public Healthcare, 4 years in India's private healthcare and 5 years as CEO at Herzliya Medical Center. During that period, he also led the Knowledge Management first steps at Clalit Health Services. Since 2018 was CEO and between 2021 & 2024 served as Chairman of the board of Sabar Health Home Hospital, the largest Hospital at Home service in Israel. Dr. Offer was founded and is a Co-Chair of WHAHC -World Hospital at Home Congress. Dr. Offer has an MD degree from Tel-Aviv University, and Masters in Public Administration (MPA) degree from Harvard Kennedy School. He is a specialist in Pediatrics and in Healthcare Management. Nationality: Israeli

S H L TELEMEDICINE LTD.

(the “Company”)

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

WRITTEN BALLOT

PART II

Company:

Name of Company:	SHL Telemedicine Ltd.

Address:	90 Yigal Alon Street, Ashdar Building, Tel-Aviv, Israel

Company Registration No.:	511149874

Meeting Date and Time:	May 28, 2025 at 13:00 Israel Time

Type of Meeting:	Annual General Meeting

Record Date:	April 30, 2025

Shareholder:

Name:

Israeli ID Number:

For a non-Israeli shareholder:

(a) Passport Number:

(b) Issued in (indicate country):

(c) Valid until (add date):

For a shareholder who is an entity:

(a) Entity Registration No.:

(b) State of registration:

Number of Shares:

Resolution Number	Manner of vote[1]			Are you a controlling Shareholder or do you have a Personal interest in the resolution?[2]
	Yes	No	Abstained	Yes*	No
Resolution 2 – Re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual meeting of shareholders, and to authorize the Board of Directors of the Company (the “Board”), upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

Resolution 3 – The re-election to the Board (until the next Annual General Meeting) of:
(1) Prof. Amir Lerman
(2) Mr. Ido Noyberger
(3) DR. Itamar Offer
(4) Mr. Nir Rotenberg
Resolution 4 – The approval of the payment of fees for consulting services to be provided to the Company by Dr. Itamar Offer (not in connection with his office as the Chairman of the Board).
Resolution 5 – The approval of the payment of an annual cash bonus to Lior Haalman, the Company’s Chief Financial Officer.

1 Failure to check this box shall be deemed an abstaining vote.
2 In the event you either fail to check this box or mark "yes" but fail to describe the nature of your personal interest, your vote shall not be counted.